February 21, 2001

To Whom It May Concern:

     The firm of Kurt D. Saliger, C.P.A., Certified Public Accountant consents to the inclusion of their report of February 21, 2001 on the Financial Statements of Music Etc., Inc. as of December 31, 2000 in any filing that are necessary now or in the near future with the U.S. Securities and Exchange Commission.

Very truly yours,

/s/ Kurt D. Saliger C.P.A.
Kurt D. Saliger
Certified Public Accountant